UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Coatue CTEK Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

9 W 57th Street, 25th Floor
New York, NY 10019

Telephone Number (including area code):

(212) 715-5100

Name and address of agent for service of process:

Claire Jen
Coatue Management, L.L.C.
9 W 57th Street, 25th Floor
New York, NY 10019

With copies to:

Nicole M. Runyan, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Jessica L. Patrick
Kirkland & Ellis LLP
1301 Pennsylvania Avenue, N.W
Washington, D.C. 20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes       ☒      No      ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and the State of New York on the 15th day of November, 2024.

COATUE CTEK FUND

By:	/s/ Philippe Laffont
	Name:	Philippe Laffont
	Title:	Principal Executive Officer and Trustee

Attest:	/s/ Claire Jen
Name: Claire Jen
Title: Secretary